

Mail Stop 3720

November 7, 2008

Mr. Burke Green
Principal Executive Officer
The Andina Group, Inc.
179 South 1950 East
Layton UT 84040

Re: **The Andina Group, Inc.**
Amendment No. 3 to Form S-1
Filed October 31, 2008
File No. 333-148967

Dear Mr. Green:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated October 3, 2008 that you have revised the prospectus to fix the price of the offering for the duration of the offering at $1.00 per share. Please remove any disclosure throughout your prospectus that is inconsistent with this plan of distribution, such as the disclosure in your Plan of Distribution section that indicates that selling shareholders may sell their shares at market or negotiated prices, which may be changed.

2.   We have considered your response to comment two from our letter dated October 3, 2008 regarding the status of selling shareholders as underwriters. Please provide further analysis in your response letter as to why the entire offering is not an indirect primary offering by the company such that all selling shareholder should be named as underwriters. We note

the chart supplied with your response, but it simply repeats information already contained in you registration statement. Please provide an <u>analysis</u> which addresses the length of time the shares have been held by each selling shareholder, the consideration paid for the shares, and the percentage that the shares being offered represent of your outstanding shares held by non-affiliates. Focus in particular on the shares being offered by Messrs. Burke Green and by the five individuals who purchased a significant number of shares from Mr. Green in November 2007 for nominal consideration. Also address the relationships between the selling shareholders and their affiliates, including their participation together in other transactions and offerings, such as the similar selling shareholder offering by Noble Quests, Inc. (file no. 333-138479) and the subsequent transactions leading to a reverse acquisition.

<u>Prospectus Summary, page 3</u>

3.   We note that, in response to comment five from our letter dated October 3, 2008, you disclosed the percentage of the shares being offered that the shares being offered by non-affiliates represents. As requested in our prior comment, disclose the percentile that results from dividing the total number of shares being offered by the current number outstanding shares held by non-affiliates.

<u>Risk Factors, page 5</u>

4.   We note the disclosure on page 29 that the Andina Group again had only one client for the quarter ended September 30, 2008. Please update the disclosure throughout your prospectus to reflect such fact, including, but not limited to the risk factors on pages five and eight, and the sections entitled "Principal Services" and "Dependence on one or a few major customers" on pages 22 and 23, respectively.

<u>Shares Eligible for Future Sale, page 19</u>

5.   Please revise to remove the discussion of Rule 144 as in effect prior to February 15, 2008.

<u>Management's Discussion & Analysis of Financial Condition, page 24</u>
<u>Our Plan for Operation for the Next Year, page 29</u>

6.   We note your disclosure on page 29 that you have only $150 in cash as of September 30, 2008, your current estimated burn rate is approximately $6,000 to $8,000 per month, and you generated a net loss of $5,439 during the quarter ended September 30, 2008. Update your disclosure to provide specific and meaningful disclosure of your immediate need for cash to fund operations; management's specific, viable plans that are intended to address your deteriorating financial condition; management's assessment of the likelihood that such plans can be effectively implemented; and the company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Justeene Blankenship, Esq.
        Fax: (801) 274-1099